Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Coller Secondaries Private Equity Opportunities Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$43,038,276.00	0.0001531	$6,589.16

Total Transaction Valuation:		$43,038,276.00
Total Fees Due for Filing:				$6,589.16
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$6,589.16